UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  3) (1)

Ten Stix, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

88024N106

(CUSIP Number)

Andrew S. Miller
Manager
Rapid Funding, LLC
200 Spruce Street
Suite 200
Denver, Colorado  80230

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88024N106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew S. Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 37,264,600

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 37,264,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,264,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rapid Funding, LLC 84-1581632

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 37,264,600

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 37,264,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,264,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.6%

14.	Type of Reporting Person (See Instructions) OO

This amended statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Ten Stix, Inc., a Colorado corporation (the “Issuer”).  This amended statement is being filed in accordance with Rule 101(a)(2)(i) of Regulation S-T promulgated by the U.S. Securities and Exchange Commission (“SEC”) in connection with the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”).

This amended statement on Schedule 13D is jointly filed by Andrew S. Miller (“Mr. Miller”) and Rapid Funding, LLC, a Colorado limited liability company of which Mr. Miller is the sole member and manager (“Rapid Funding”).

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended as follows:

On June 24, 2004, the Issuer issued to Rapid Funding 11,500,000 Shares in connection with a Stipulation dated April 5, 2004 (the “Stipulation”) which was approved on April 6, 2004 by the court (the “Order”) in Rapid Funding, LLC v. Ten Stix, Inc. et al., Case No. 04 CV 0461, Jefferson County, Colorado, District Court (the “Lawsuit”) to settle the Lawsuit.  The Stipulation, the Order and the Lawsuit were previously reported on this amended statement.

The description of the Stipulation and the Order are qualified in their entirety by the provisions thereof attached as Exhibit A to Amendment No. 1 to this amended statement.
Item 4.	Purpose of Transaction
Item 4 is hereby amended as follows:

As previously reported on this amended statement, Rapid Funding brought the Lawsuit against the Issuer, Mr. Tony A. Cranford and Mr. Thomas E. Sawyer (collectively, the “Defendants”) on a number of legal and equitable theories.  On April 5, 2004 Rapid Funding and the Defendants entered into the Stipulation in an effort to settle the Lawsuit.  On April 6, 2004 the Jefferson County, Colorado, District Court entered the Order approving the Stipulation.

As previously reported on this amended statement, the Stipulation provided that the Issuer shall periodically issue enough additional Shares to Rapid Funding to insure that Rapid Funding owns at least 51% of the outstanding common stock of the Issuer (including any and all shares of capital stock currently held by or foreclosed upon by Rapid Funding), such outstanding common stock to include any outstanding securities currently exercisable for or convertible into (i) common stock of the Issuer, or (ii) securities convertible into or exercisable for common stock of the Issuer, each to include, without limitation, any options, warrants, convertible preferred stock, convertible debt or any other similar rights, interests or securities (the “Outstanding Common Stock”).  The Stipulation also provides that the Issuer shall not issue any new shares of its capital stock or any other rights to acquire capital stock that would dilute the percentage ownership of Rapid Funding below 51% of the Outstanding Common Stock; provided that the Issuer may issue additional shares of its capital stock to Rapid Funding such that Rapid Funding will own at least 51% of the Outstanding Common Stock.  The Stipulation states that the consideration for the issuance of such additional Shares shall relate back to and be part of the original consideration for the Stipulation, which includes, but is not limited to, the resolution of the Lawsuit in a manner consistent with the best interests of the Issuer.

On June 24, 2004, the Issuer issued to Rapid Funding 11,500,000 Shares pursuant to the above provisions of the Stipulation to insure that Rapid Funding owns at least 51% of the Outstanding Common Stock.

The description of the Stipulation and the Order are qualified in their entirety by the provisions thereof attached as Exhibit A to Amendment No. 1 to this amended statement.
Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended as follows:
The amended information regarding sole and shared beneficial ownership of the Shares of the Reporting Persons is incorporated by reference to the cover pages to this amended statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2004

/s/ Andrew S. Miller
Andrew S. Miller

RAPID FUNDING, LLC.

/s/ Andrew S. Miller
Andrew S. Miller, Manager